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Merrill Lynch Investment Partners Inc.

[GRAPHIC APPEARS HERE]

ML Principal
Protection L.P.

Monthly Statement March 1997
----------------------------
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                         ML Principal Protection L.P.

Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during March. Please see the accompanying summary financial information for the NAV of your series of Units.

Trading results were mixed in March, as whipsaw conditions prevailed in several key markets, exemplified by the correction experienced in the U.S. equity market. Profitable trading for the Fund resulted from positions in agricultural commodities, interest rates and currencies. Losses were incurred in energy, metals and stock index trading.

Despite increased volatility throughout March, agricultural commodity trading resulted in profits for the Fund, primarily through positions in soybeans, corn and coffee. Soybean prices trended mostly upward, reaching their highest level in over eight years, on continued strong demand and fears that inventories could fall to critically low levels before the next harvest. Corn prices were bolstered by the movement in soybean markets, as well as a U.S. Agriculture Department report of soaring exports. After dropping at mid-month, coffee futures rebounded as heavy buying by roasters reinforced expectations that supplies would tighten in coming weeks.

Crude oil prices trended upward, early in March, on expectations of demand from refiners seeking to replenish low stock piles ahead of the peak summer driving season. Crude prices reversed later in the month, reflecting the impact of a winter which has been significantly warmer than normal. Similarly, heating oil prices peaked on March 19 before retreating for most of the remainder of the month. Unleaded gasoline prices also experienced similar volatility, despite their relative strengthening to crude oil prices due to gasoline inventories having failed to build to near normal levels. Positions in crude oil, heating oil and unleaded gas resulted in trading losses for the Fund.

U.S. bond prices continued to trend downward throughout the month, amid reports showing the strength of the U.S. economy, adding to anticipation of an increase in interest rates by the U.S. Federal Reserve. On March 15, the Fed fulfilled investors' expectations and raised short-term interest rates for the first time in more than two years. French and German bonds moved similarly to U.S. bonds for much of March, until a reversal of their downward price movement near the end of the month. Despite losses in non-dollar interest rate trading, gains resulting from U.S. Treasury securities and Eurodollar deposits resulted in overall profits from interest rate trading.

As of April 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                              % Allocation
---------------                              ------------

Chesapeake Capital Corporation                    11.40
John W. Henry & Company, Inc.                      9.00
AIS Futures Management, Inc.                       5.10
ARA Portfolio Management Company, L.L.C.           5.10
Graham Capital Management, L.P.                    5.10
Trendstat Capital Management, Inc.                 5.10
Hill Financial Group, Ltd.                         4.50
Millburn Ridgefield Corporation                    4.32
Quantitative Financial Strategies, Inc.            3.30
Range Wise, Inc.                                   3.00
Allied Irish Capital Management Ltd.               2.58
Fundamental Futures, Inc.                          1.50
Cash                                              40.00
                                                 -------
                                                 100.00%

                               1997 Year-to-Date
                         Gross Total Trading Results*
                                 Thru March 31

Agriculture                                  $1,525,154
Currencies                                    2,080,230
Energy                                         (480,381)
Financial Instruments                          (504,828)
Metals                                          415,864
Stock Indices                                   357,947
                                             ----------
Total                                        $3,393,986

* Before reduction of any fees and charges

As planned, effective March 31, 1997, the Fund paid the annual fixed-rate distribution to all Series C and Series G Unitholders in the amount of $3.50. In addition, the Fund paid discretionary distributions to all Series C and Series G Unitholders in the amounts of $4.00 and $3.50, respectively. The April 1, 1997 NAVs of the Series C and G Units are reduced by the amount of these distributions.

Despite increased volatility and several trend reversals, most Advisors were able to minimize losses and in some cases generate profits through disciplined risk management. We look forward to increased profitability for the Fund as trends reemerge in key markets.

                                        Sincerely,
                                        John R. Frawley, Jr.
                                        President & Chief Executive Officer
                                        Merrill Lynch Investment Partners Inc.
                                        (General Partner)



FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 CALENDAR DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE AND OTHER MATERIAL ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.


                         ML Principal Protection L.P.
                                March 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (693,263.25 Units) at
 February 28, 1997                       $77,491,500
Net Income/(Loss) for March 1997              39,852
Less Redemptions of 12,952.64 Units       (1,456,038)
                                         -----------
Net Asset Value (680,310.61 Units) at
 March 31, 1997                          $76,075,314
                                         ===========

Net Asset Value at March 31, 1997
        Series A Units                   $    114.69*
                                         ===========
        Series B Units                   $    111.59*
                                         ===========
        Series C Units                   $    113.23*
                                         ===========
        Series D Units                   $    112.04*
                                         ===========
        Series E Units                   $    112.45*
                                         ===========
        Series F Units                   $    106.58*
                                         ===========
        Series G Units                   $    111.14
                                         ===========
        Series H Units                   $    110.31
                                         ===========

*The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

                           Statement of Income/(Loss)

                                             March
                                          ------------
Revenues:
 Realized Profit/(Loss)                   $ 2,147,609
 Change in Unrealized Profit/(Loss)        (2,142,350)
                                          -----------
Total Trading Results                           5,259
 Interest Income                              421,455
                                          -----------
   Total Revenues                             426,714
Expenses:
 Brokerage Commissions                        355,126
 Administrative Fees                           10,146
 Allocation of New Profit Share                16,018
 Organizational Expenses                        6,642
                                          -----------
   Total Expenses                             387,932
                                          -----------
 Net Income/(Loss) Before
  Minority Interest                            38,782
                                          -----------
 Minority Interest                              1,070
                                          -----------
Net Income/(Loss)                         $    39,852
                                          ===========

==========================================================================
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                             /s/ James M. Bernard
                                 James M. Bernard
                                 Chief Financial Officer
                                 Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:
Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106